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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER
                                    01-13984

                                  CUSIP NUMBER
                                   255153108

                                  (Check One):

                    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                        [ ] Form 10-Q [ ] Form N-SAR For
                       For Period Ended: December 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: ________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant: Diversified Corporate Resources, Inc.

Former Name if Applicable: N/A

           Address of Principal Executive Office (Street and Number)

                   10670 North Central Expressway, Suite 600
                              Dallas, Texas 75231
                           (City, State and Zip Code)

                       PART II - RULES 12b-25(B) AND (C)

                                     PAGE 1
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not yet finalized certain financial statement presentations. Such problem has resulted in a delay in the filing of the Form 10-K.

                          PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

     Anthony G. Schmeck               (972)             458-8500
           (Name)                 (Area Code)       (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ ] Yes [X] No

The Company did not file its Form 10-Q for the quarter ended June 30, 2001, on or before August 15, 2002, but did timely file a Form 12B-25 with respect to its Form 10-Q for such period, and then filed such report on August 20, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a substantial operating loss for the year 2001. During the year 2000, the Company reported an operating profit. Until the Form 10-K is finalized, management of the Company is not inclined to release an estimate of its operating results for the year ended December 31, 2001.

[The Rest of this Page is Intentionally Blank]


                                     PAGE 2

CORPDAL:65995.1 28722-00003

                     Diversified Corporate Resources, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  April 1, 2002           By:  /s/ Anthony G. Schmeck
                                       -----------------------------------------
     Anthony G. Schmeck
                                    Treasurer and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                     PAGE 3

                                 END OF FILING